Filed Pursuant to Rule 424(b)(3)
Registration No. 333-148650
PROSPECTUS SUPPLEMENT
to
PROSPECTUS DATED February 8, 2008
     The attached Current Report on Form 8-K dated May 10, 2010 was filed by the registrant with the Securities and Exchange Commission, and should be read in conjunction with the Prospectus dated February 8, 2008.
The date of this Prospectus Supplement is June 28, 2010.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): May6, 2010
Global Telecom & Technology, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	000-51211	20-2096338
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
8484 Westpark Drive
Suite 720
McLean, VA 22102
(Address of Principal Executive Offices) (Zip Code)
Registrant’s Telephone Number, Including Area Code: (703) 442-5500
N/A
(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions (See General Instruction A.2. below):
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.02. Termination of a Material Definitive Agreement.
          In a Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2010, we announced that our subsidiary, Global Telecom & Technology Americas, Inc. had entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”), dated December 31, 2009, to acquire certain assets of Capital Growth Systems, Inc. (“CGSI”), Global Capacity Group, Inc. (“GCG”) and Global Capacity Direct, LLC (f/k/a Vanco Direct USA, LLC) (“Vanco” and together with CGSI and GCG, “Global Capacity”). The Purchase Agreement provided that the closing of the acquistion of the assets from Global Capacity was subject to certain conditions, including an obligation of Global Capacity to obtain consents from the Federal Communications Commission and certain of its customers, suppliers and creditors on or before April 30, 2010. Global Capacity was not able to obtain all of the necessary consents, and on May 1, 2010 Global Capacity delivered to us a notice terminating the Asset Purchase Agreement.
Item 2.03 Creation of a Direct Financial Obligation.
          In a Current Report on Form 8-K filed with the Securities and Exchange Commission on February 12, 2010, we announced that we had completed an offering of Units (as described below) that provided $5.0 million of proceeds to us. Each Unit consisted of (a) 2,970 shares of the our common stock, par value $0.0001 per share (the “Common Stock”), and (b) $7,000 in principal amount of our subordinated promissory notes due February 8, 2012 (the “Notes”). The proceeds of the Units were intended to finance the Global Capacity acquisition, and the subscription agreement with respect to the Units provided that if the Asset Purchase Agreement were terminated then at such time the Notes and the Common Stock would be cancelled and we would return to the investors the purchase price paid by them for the Units.
          Due to the termination of the Asset Purchase Agreement, we are now obligated to cancel the Units and to refund the $5.0 million of proceeds from the sale of the Units. A refund will not adversely impact us, however, because the proceeds were restricted pending completion of the Global Capacity acquisition.
          In addition, certain investors in the Units have expressed to us an interest in retaining some or all of their investment in the Units notwithstanding the termination of the Asset Purchase Agreement. Based upon these expressions of interest, we will permit each of the investors to elect whether to retain all or any portion of such investor’s Units by executing and delivering to us an amendment to their respective subscription agreements in the form attached hereto as Exhibit 10.1. However, we cannot provide any assurance that any of the investors will, in fact, elect to retain all or any portion of their investment in the Units. To the extent any of the investors retain all or any portion of their investment in the Units, our payment obligation with respect to cancellation of the Units will be reduced by a corresponding amount.
Item 8.01. Other Events.
     On May 3, 2010, we issued a press release announcing the termination of the Asset Purchase Agreement. A copy of the press release is attached hereto as Exhibit 99.1.
Item 9.01 Financial Statements and Exhibits.
(d) Exhibits
10.1	Form of Amendment No.2 to Unit Subscription Agreement

99.1	Press Release dated May 3, 2010.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 10, 2010	GLOBAL TELECOM & TECHNOLOGY, INC.
/s/ Chris McKee
Chris McKee
Secretary and General Counsel

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Exhibits
10.1	Form of Amendment No.2 to Unit Subscription Agreement

99.1	Press Release dated May 3, 2010.

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Exhibit 10.1
Amendment No. 2 to
SUBSCRIPTION AGREEMENT

          This Amendment No. 2 to the Subscription Agreement (this “Amendment”) is made as of May ___, 2010 by and between the undersigned (the “Investor”).and Global Telecom & Technology, Inc., a Virginia corporation (the “Company”).
Background:
          The Investor and the Company are parties to a Subscription Agreement, as amended (the “Subscription Agreement”), pursuant to which the Investor has purchased from the Company Units (as defined in the Subscription Agreement), with each Unit comprised of $7,000 principal amount of Notes (as defined in the Subscription Agreement) and 2,970 shares of Common Stock (as defined in the Subscription Agreement). Pursuant to Section 3.5 of the Subscription Agreement, the Units would be cancelled, and the Investor’s subscription payment returned to the Investor, without interest and without deduction, if the consummation of the Company’s acquisition of certain assets of Global Capacity (as defined in the Subscription Agreement) did not occur on or before April 30, 2010.
          The acquisition of the Global Capacity assets did not occur on or before April 30, 2010, and the Purchase Agreement (as defined in the Subscription Agreement) has been terminated. In accordance with the Subscription Agreement, the Company is prepared to cancel each Unit purchased by the Investor and to return to the Investor the full amount of the Investor’s subscription payment. Several purchasers of Units, however, have requested the opportunity to retain some or all of their Units, notwithstanding that the Global Capacity transaction did not occur. The Company is willing to permit purchasers of Units to cancel less than all of their Units on the terms and conditions set forth in this Amendment.
          Accordingly, Investor and the Company agree as follows:
Agreement:
          1. Election by Investor to Cancel Units. Section 3.5(b) of the Subscription Agreement is amended to permit the Investor to determine the amount, if any, of the Units subscribed for by the Investor that will be cancelled as a result of the failure of the closing of the Global Capacity acquisition to occur on or before April 30, 2010. Such cancellation may be (a) in whole or in part as to any Unit subscribed for by the Investor and (b) in whole or in part as to the Notes and the Common Stock included in each such Unit. The election of the Investor is as follows (Investor, please mark one of the following boxes):
☐	I elect not to cancel any of my Units. The certificates representing the Notes and the Common Stock included in such Units will be delivered to me and my full subscription payment will be retained by the Company.

☐	I elect to cancel, in part, the Units I subscribed for, as follows (if this option is selected, please complete the following for both the Notes and the Common Stock):

Notes: I elect to cancel $ in principal (face) amount of the Notes included in my Units. Such amount of the Notes will be cancelled and a certificate representing the remainder of the Notes included in the Units I subscribed for (if any) will be delivered to me. The amount of my subscription payment attributable to the Notes cancelled (based on a purchase price of $7,000 in principal (face) amount of the Notes) shall be paid to me (without deduction and together with interest as provided in Section 2 of this Amendment).

Common Stock: I elect to cancel of the shares of Common Stock included in my Units. Such number of shares will be cancelled and a certificate representing the remainder of the shares of Common Stock included in the Units I subscribed for (if any) will be delivered to me. The amount of my subscription payment attributable to the shares of Common Stock cancelled (based on an effective subscription price of $1.01 per share) shall be paid to me, without deduction and without interest.

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☐	I elect to cancel, in full, all of the Units I subscribed for. The Notes and the Common Stock included in such Units will be cancelled and the full purchase price paid for such Units shall be paid to me without deduction (and together with interest as provided in Section 2 of this Amendment).
If this Amendment is not properly executed by the Investor, with this Section 2 fully completed, and delivered to the Company on or before May 11, 2010, the Investor’s Units will be treated as if the Investor has elected to cancel the Units (as would be provided under the Subscription Agreement as in effect before this Amendment, but with the interest contemplated by Section 2 of this Amendment).
          2. Interest on Notes. The Company will pay interest on the principal (face) amount of any Note cancelled pursuant to Section 3.5 of the Subscription Agreement (as amended by this Amendment), at the interest rate set forth in the Notes, from February 8, 2010 through the date on which the Company releases an electronic funds transfer to satisfy the principal (face) amount of notes cancelled pursuant to Section 3.5 of the Subscription Agreement (as amended by this Amendment).
          3. No Other Changes; Effectiveness. This Amendment relates solely to the matters set forth in Sections 1 and 2 hereof and, except as expressly set forth in Sections 1 and 2 hereof, all of the provisions of the Subscription Agreement shall remain in full force and effect.
          4. Governing Law. THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH, AND GOVERNED BY, THE LAWS OF THE STATE OF VIRGINIA.
          5. Facsimile Signatures; Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. Counterparts may be delivered by facsimile, electronic mail (including pdf) or other transmission method, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.
          IN WITNESS WHEREOF, this Amendment No. 2 to the Subscription Agreement has been executed as of the date above.
The Company:
GLOBAL TELECOM & TECHNOLOGY, INC.

By:
Name:
Title:

The Investor (please provide the appropriate signature):

If the Investor is an individual:	If the Investor is an entity:

Name (print):	Name (print):

Signature:	By:

Name:

Title:

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EXHIBIT 99.1
Global Telecom & Technology Suspends Efforts to Acquire Assets after Global Capacity Did Not
Secure Required Consents
McLean, VA, May 3, 2010 — Global Telecom & Technology, Inc. (“GTT”) (OTCBB: GTLT), a leading global network integrator that provides its clients with a broad portfolio of wide-area network solutions, announced today that it suspended its efforts to acquire certain customer assets from Global Capacity, Inc.
On January 5, 2010, GTT announced that it had reached an agreement to acquire these assets from Global Capacity. The asset purchase agreement, valid until April 30, 2010, was contingent on Global Capacity’s ability to secure the required customer, supplier, FCC and debt holder consents.
Global Capacity was not able to secure the required consents, and the asset purchase agreement expired on April 30, 2010.
“Although we have suspended plans to rapidly integrate Global Capacity’s customers into our proprietary Client Management Database (CMD) platform, our strategy to scale the business through prudent M&A remains intact.” said Richard D. Calder, Jr., president and chief executive officer of GTT. “We are committed to continuing to look for opportunities to increase shareholder value through both organic growth and through acquisition.”
The Company also notes that it is now obligated to refund the proceeds of its recent $5.0 million Units offering, if those investors choose, as the proceeds were dedicated to the purchase of the Global Capacity assets. A refund will not adversely impact GTT as the proceeds were restricted pending the acquisition.
About Global Telecom & Technology
GTT is a global network integrator providing a broad portfolio of wide-area network services, dedicated internet access, and managed data services. With over 800 supplier relationships worldwide, GTT combines multiple networks and technologies such as private line, Ethernet, and MPLS to deliver cost-effective solutions specifically designed for each client’s unique requirements. GTT enhances customer performance through its proprietary Client Management Database (CMD), which provides a comprehensive client support system for service design and quotation, rapid service implementation, and 24x7 global operations support. Headquartered in McLean, Virginia, GTT has offices in London, Dusseldorf, and Denver and provides services to more than 700 enterprise, government, and carrier clients in over 80 countries worldwide. For more information visit the GTT website at www.gt-t.net.
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For GTT Media Inquiries, please contact:
JD Darby
1.703.442.5530
jd.darby@gt-t.net
For GTT Investor Relations Inquiries, please contact:
Lippert/Heilshorn & Associates
Kim Sutton Golodetz
kgolodetz@lhai.com
or
Jody Burfening
jburfening@lhai.com
212-838-3777
www.lhai.com